Jaws Acquisition Corp.

1601 Washington Avenue, Suite 800

Miami Beach, FL 33139

May 5, 2021

VIA EDGAR

Office of Life Sciences

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell and Laura Crotty

Re:	Jaws Acquisition Corp. Registration Statement on Form S-4 File No. 333-252414

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jaws Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on May 7, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Peter Seligson of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4756, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Joseph L. Dowling
Joseph L. Dowling
Chief Executive Officer